UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                     BALLY TOTAL FITNESS HOLDING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05873K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Mr. Joseph R. Thornton, Chief Operating Officer     with a copy to:
  Pardus Capital Management L.P.                      Robert G. Minion, Esq.
  1001 Avenue of the Americas                         Lowenstein Sandler PC
  Suite 1100                                          65 Livingston Avenue
  New York, NY 10018                                  Roseland, New Jersey 07068
  (212) 719-7550                                      (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        05873K108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                   Pardus Capital Management L.P. (34-2037131)
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                Not
         (b)             Applicable
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization:   United States
--------------------------------------------------------------------------------

    Number of                      7. Sole Voting Power:           2,218,200*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      2,218,200*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  2,218,200*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11):   6.4%*
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions):   IA
--------------------------------------------------------------------------------
* Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), is the holder of 2,218,200 shares of the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"). Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Thus, as of August 25, 2005, for the purposes of Reg. Section 240.13d-3, PCM is deemed to beneficially own 2,218,200 Shares, or 6.4% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          -------------------

          The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), whose business address is 1001 Avenue of the Americas, Suite 1100, New York, New York 10018. PCM serves as the investment manager of Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund") and the holder of the Shares set forth in this Schedule 13D. PCM, through one or more funds and/or accounts managed by it and/or its affiliates, is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of various kind and nature. Mr. Karim Samii is the sole member of Pardus Capital Management LLC, a Delaware limited liability company which serves as the sole general partner of PCM.

          Neither PCM nor Mr. Samii has ever been convicted in any criminal proceeding, nor been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All of the  funds  used  to  purchase  the  Shares  described  in this
Schedule 13D came from the working capital of the Fund.


Item 4.   Purpose of Transaction.
          ----------------------

          PCM has communicated with management of the Company, and expects to continue to communicate with management of the Company, regarding PCM's desire that the Company pursue appropriate measures to enhance shareholder value. PCM intends to, among other things, closely evaluate the performance of the Company and the value of the Shares, including but not limited to the continued analysis and assessment by PCM of the Company's business, assets, operations, financial condition, capital structure, management and prospects. Depending upon such factors that PCM may from time to time deem relevant, PCM may, among other things, (i) communicate with other shareholders of the Company, or persons who may desire to become shareholders of the Company, regarding the composition of the Company's board of directors and management, (ii) solicit proxies or consents, to be used at either the Company's regular annual meeting of shareholders, or at a special meeting of shareholders, or otherwise, with respect to the matters described in clause (i) above, including possibly the election of one or more nominees of PCM and/or such other shareholders to the board of directors of the Company, (iii) seek to cause the Company to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties,
(iv) acquire additional Shares, (v) dispose of any or all of the Shares held by the Fund and/or (vi) take such other actions with respect to the Company as PCM may from time to time determine.

          Except as otherwise described in this Item 4 of this Schedule 13D, the acquisition of the Shares by the Fund is for investment purposes on behalf of the Fund.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, as of June 30, 2005 there were 34,645,133 Shares issued and outstanding. As of August 25, 2005, the Fund holds 2,218,200 Shares. PCM possesses sole power to vote and direct the disposition of all of the Shares held by the Fund. Thus, as of August 25, 2005, for the purposes of Reg. Section 240.13d-3, PCM may be deemed to beneficially own 2,218,200 Shares, or 6.4% of the Shares deemed issued and outstanding as of that date.

          Schedule A annexed to this Schedule 13D sets forth the transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by PCM or any person or entity controlled by it or any person or entity for which it possesses voting or investment control over the securities thereof, during the sixty days on or prior to August 25, 2005. All of the transactions set forth on such Schedule A were purchases and were effected in ordinary brokerage transactions.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          None.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  September 6, 2005


                                                  /s/ Karim Samii
                                                  ------------------------------
                                                  Karim Samii,  in  his capacity
                                                  as the  sole member  of Pardus
                                                  Capital  Management  LLC,  the
                                                  sole general partner of Pardus
                                                  Capital Management L.P.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   Schedule A

          Date                    Quantity                 Price
          ----                    --------                 -----
         07/11/05                  10,000                  $3.20
         07/12/05                   3,800                  $3.29
         07/12/05                  15,100                  $3.28
         07/12/05                  12,200                  $3.27
         07/12/05                   7,100                  $3.26
         07/12/05                  39,500                  $3.25
         07/12/05                  11,700                  $3.24
         07/12/05                     600                  $3.23
         07/13/05                   1,600                  $3.26
         07/13/05                   5,000                  $3.25
         07/13/05                     100                  $3.24
         07/13/05                     800                  $3.22
         07/13/05                     600                  $3.21
         07/13/05                   1,700                  $3.20
         07/13/05                     200                  $3.19
         07/14/05                   2,100                  $3.25
         07/14/05                   1,400                  $3.24
         07/14/05                   5,000                  $3.22
         07/14/05                   6,500                  $3.21
         07/14/05                  13,000                  $3.20
         07/14/05                     200                  $3.19
         07/14/05                   1,000                  $3.18
         07/14/05                     800                  $3.16
         07/19/05                   2,600                  $3.28
         07/19/05                  17,000                  $3.27
         07/19/05                     300                  $3.26
         07/19/05                     100                  $3.25
         07/25/05                     100                  $3.55
         07/25/05                     300                  $3.52
         07/25/05                  19,300                  $3.50
         07/25/05                     800                  $3.48
         07/25/05                   3,500                  $3.47
         07/25/05                     700                  $3.46
         07/25/05                   1,300                  $3.45
         07/25/05                     100                  $3.44
         07/25/05                  10,200                  $3.43
         07/25/05                  38,900                  $3.42
         07/25/05                   8,000                  $3.41
         07/25/05                   4,200                  $3.40
         07/25/05                   1,700                  $3.39
         07/25/05                     700                  $3.38
         07/25/05                   5,800                  $3.37

         07/25/05                   1,800                  $3.36
         07/25/05                     500                  $3.35
         07/25/05                     800                  $3.34
         07/25/05                   1,300                  $3.33
         07/26/05                     200                  $3.62
         07/26/05                   2,800                  $3.61
         07/26/05                   2,800                  $3.60
         07/26/05                   8,700                  $3.59
         07/26/05                   2,200                  $3.58
         07/26/05                   2,000                  $3.57
         07/26/05                   3,900                  $3.56
         07/26/05                   5,000                  $3.55
         07/26/05                   3,800                  $3.54
         07/26/05                   3,000                  $3.53
         07/26/05                     100                  $3.52
         07/26/05                   1,000                  $3.51
         07/26/05                   4,400                  $3.50
         07/26/05                     100                  $3.49
         07/27/05                     800                  $3.69
         07/27/05                     700                  $3.67
         07/27/05                   1,000                  $3.66
         07/27/05                     700                  $3.65
         07/27/05                     100                  $3.63
         07/27/05                     100                  $3.62
         07/27/05                     100                  $3.61
         07/27/05                     100                  $3.60
         07/27/05                   6,400                  $3.58
         07/27/05                   2,400                  $3.57
         07/27/05                   2,100                  $3.56
         07/27/05                     500                  $3.55
         07/29/05                   1,200                  $3.74
         07/29/05                   3,400                  $3.73
         07/29/05                   2,900                  $3.72
         07/29/05                   5,200                  $3.71
         07/29/05                   1,400                  $3.70
         07/29/05                   2,700                  $3.69
         07/29/05                   1,700                  $3.67
         07/29/05                   2,600                  $3.62
         07/29/05                   9,500                  $3.60
         07/29/05                   4,200                  $3.59
         07/29/05                     200                  $3.58
         08/02/05                   1,100                  $3.70

         08/02/05                   1,600                  $3.68
         08/02/05                  22,000                  $3.67
         08/02/05                  11,400                  $3.66
         08/02/05                  29,200                  $3.65
         08/02/05                  10,300                  $3.64
         08/02/05                   2,900                  $3.63
         08/02/05                   1,200                  $3.62
         08/02/05                     300                  $3.61
         08/03/05                  28,300                  $3.66
         08/03/05                   2,700                  $3.65
         08/04/05                   1,300                  $3.61
         08/04/05                  21,500                  $3.60
         08/04/05                   1,600                  $3.59
         08/04/05                   2,200                  $3.58
         08/04/05                   8,700                  $3.57
         08/04/05                   3,500                  $3.56
         08/04/05                     100                  $3.54
         08/04/05                     100                  $3.50
         08/05/05                   7,000                  $3.73
         08/05/05                   5,000                  $3.72
         08/05/05                   2,700                  $3.71
         08/05/05                   1,900                  $3.70
         08/05/05                  13,300                  $3.69
         08/05/05                   8,700                  $3.68
         08/05/05                  19,900                  $3.67
         08/05/05                   7,900                  $3.66
         08/05/05                  14,100                  $3.65
         08/05/05                   1,300                  $3.64
         08/05/05                   1,300                  $3.63
         08/05/05                   2,800                  $3.62
         08/05/05                   1,400                  $3.61
         08/05/05                     200                  $3.57
         08/05/05                     100                  $3.56
         08/05/05                     400                  $3.55
         08/05/05                     700                  $3.54
         08/08/05                   4,900                  $3.40
         08/08/05                     300                  $3.39
         08/08/05                  10,100                  $3.38
         08/08/05                   1,000                  $3.36
         08/08/05                   1,100                  $3.34
         08/08/05                     600                  $3.32
         08/08/05                   4,800                  $3.30

         08/08/05                   1,900                  $3.29
         08/08/05                     500                  $3.28
         08/08/05                   2,800                  $3.27
         08/08/05                   1,000                  $3.26
         08/08/05                   4,600                  $3.25
         08/08/05                   2,600                  $3.24
         08/08/05                   1,000                  $3.23
         08/08/05                   3,300                  $3.22
         08/08/05                   7,000                  $3.20
         08/08/05                   2,000                  $3.18
         08/08/05                     900                  $3.15
         08/08/05                  10,500                  $3.14
         08/08/05                   1,000                  $3.12
         08/08/05                   2,400                  $3.00
         08/08/05                   1,100                  $2.96
         08/08/05                  11,700                  $2.95
         08/08/05                   2,500                  $2.94
         08/08/05                   1,700                  $2.90
         08/09/05                   4,000                  $3.00
         08/09/05                   2,200                  $2.99
         08/09/05                   2,300                  $2.99
         08/09/05                   3,900                  $2.97
         08/09/05                     300                  $2.96
         08/09/05                   4,500                  $2.95
         08/09/05                   1,100                  $2.92
         08/11/05                  37,000                  $3.15
         08/11/05                  98,300                  $3.14
         08/11/05                  13,700                  $3.06
         08/11/05                   1,000                  $3.04
         08/12/05                     400                  $3.27
         08/12/05                   7,000                  $3.26
         08/12/05                  13,500                  $3.25
         08/12/05                  30,700                  $3.24
         08/12/05                  14,700                  $3.23
         08/12/05                   1,600                  $3.19
         08/12/05                     200                  $3.18
         08/12/05                   2,000                  $3.17
         08/12/05                   9,600                  $3.15
         08/12/05                   1,600                  $3.14
         08/15/05                   2,800                  $3.31
         08/15/05                  28,200                  $3.30
         08/15/05                  40,000                  $3.29

         08/15/05                  91,700                  $3.28
         08/15/05                   7,900                  $3.27
         08/15/05                     300                  $3.25
         08/16/05                  39,900                  $3.23
         08/16/05                   2,800                  $3.22
         08/16/05                  48,500                  $3.21
         08/16/05                  14,500                  $3.20
         08/16/05                   1,200                  $3.19
         08/16/05                     800                  $3.18
         08/16/05                     200                  $3.17
         08/16/05                   1,600                  $3.14
         08/17/05                   1,500                  $3.32
         08/17/05                     200                  $3.27
         08/17/05                   3,100                  $3.25
         08/17/05                     200                  $3.24
         08/18/05                     600                  $3.27
         08/18/05                   1,600                  $3.25
         08/18/05                   1,300                  $3.23
         08/18/05                   5,900                  $3.22
         08/18/05                     600                  $3.21
         08/19/05                   2,000                  $3.48
         08/19/05                     500                  $3.47
         08/19/05                     800                  $3.45
         08/19/05                     600                  $3.39
         08/19/05                   8,200                  $3.35
         08/19/05                  21,100                  $3.34
         08/19/05                   2,400                  $3.33
         08/19/05                   1,600                  $3.31
         08/19/05                     400                  $3.28
         08/19/05                   2,400                  $3.25
         08/23/05                  37,400                  $3.25
         08/23/05                   4,300                  $3.24
         08/23/05                     100                  $3.23
         08/23/05                  14,400                  $3.22
         08/23/05                     300                  $3.21
         08/24/05                   6,700                  $3.26
         08/24/05                  25,100                  $3.25
         08/24/05                   4,400                  $3.24
         08/24/05                 177,100                  $3.28
         08/25/05                 200,000                  $3.38
         08/25/05                  15,000                  $3.37
         08/25/05                  28,400                  $3.35
         08/25/05                 150,000                  $3.33
         08/25/05                 175,000                  $3.23
         08/25/05                 125,000                  $3.22